TC3111

BB 3/5

SECUR [barcode] MISSION

03013591

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-52364

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH. D.C. 180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Matrix Private Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 South 12th Street, 3rd Floor
(No. and Street)

Richmond (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Looney (212) 708-2438
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBGH, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED MAR 1 8 2003 THOMSON FINANCIAL

558 South Main Street (Address) Harrisonburg (City) Virginia (State) 22801 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

MAR 1 7 2003

SEC 1410 (06-02)

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey G. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Private Equities,Inc., as of February 28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Pres.

Title

Notary Public Commission Expires: 4/30/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX PRIVATE EQUITIES, INC.

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

PBGH
CERTIFIED PUBLIC ACCOUNTANTS
A LIMITED LIABILITY PARTNERSHIP
www.pbgh.com

Mensel D. Dean
Gregory W. Geisert
Herman W. Hale
John L. Vincie, III
Keith L. Wampler
Daniel B. Martin
Sean R. O'Connell
Kevin D. Humphries
Bradford R. Jones
Virginia B. Miller
John E. Zigler, Jr.
Michael T. Kennison

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Matrix Private Equities, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Matrix Private Equities, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Private Equities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

PBGH, LLP

Harrisonburg, Virginia
February 25, 2003

MATRIX PRIVATE EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash	$	27,879
Prepaid expenses		597
	$	28,476
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Taxes payable	$	383
Stockholder's Equity		
Common stock, $.01 par value; 10,000 shares authorized; 3,047 shares issued and outstanding		30
Additional paid-in capital		74,970
Accumulated deficit		(46,907)
		28,093
	$	28,476

See Notes to Financial Statement.

MATRIX PRIVATE EQUITIES, INC.

NOTES TO FINANCIAL STATEMENT

Note 1. Summary of Significant Accounting Policies

Nature of business: Matrix Private Equities, Inc. (Company) was incorporated December 16, 1999 to act as an investment banker broker-dealer providing merger and acquisition consulting services to privately held companies and assisting in placing new offerings of debt and equity securities. The Company's offices are located in Richmond, Virginia.

Estimates: The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash consists principally of demand deposits.

Note 2. Affiliate Agreement

The Company has an agreement with an affiliated company, Matrix Capital Markets Group, Inc. (Matrix) in which the Company pays Matrix a management fee of 90% of net income for expenses paid by Matrix on behalf of the Company. Those expenses covered under the agreement include outside labor, salaries, taxes, insurance, marketing costs, credit reports, subscriptions, travel expenses, use of furniture and fixtures, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses.

No amounts are due under this agreement at December 31, 2002.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $27,496 which was $22,496 in excess of its required net capital of $5,000. At December 31, 2002, the Company's percentage of aggregate indebtedness to net capital was 1.4%.

Note 4. Other Regulatory Requirements

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).